Filed by Powermers Smart Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: OCA Acquisition Corp.

Commission File No. 001-39901

Commission File No: of related registration statement: 333-277046

The following press release was posted to EINPresswire.com April 25, 2024.

FOR IMMEDIATE RELEASE

April 25, 2024

Powermers Smart Industries Announces Strategic Partnership with an International Economic Development Group

New York, April 25, 2024 – Powermers Smart Industries, Inc. (PSI) today announced the company has been selected as the preferred partner of Unified State Group (USG). This significant partnership supports the rapid expansion of PSI's growth channels, economic development capabilities, and financial solutions on a global scale.

"This partnership positions USG to become a leading catalyst for green energy technology infrastructure, leveraging significant investments in digital equipment and automation to transform how industries operate," said USG CEO Isaac Barnes, whose tech firm, Eminent Future, secured a $13.4 billion dollar US government contract.

USG selectively supports category-leading technology companies to expand their offerings internationally. In addition to its network of commercial and industrial (C&I) business relationships, USG contributes expertise on navigating local, national and international logistics and compliance.

"Powermers is fast becoming one of the best positioned companies to drive digital, energy, and economic transformation for commercial and industrial supply chains globally as the result of its extremely powerful network of industry relationships," commented Tyreek Moore, USG Founding Partner. "USG is honored to support PSI's important mission."

Through its industry partnerships forged with several of the world’s largest companies, PSI is playing the role of 'executive producer' in building a global ecosystem focused on accelerating pragmatic solutions to enable fleets to convert to green-powered digital equipment, matching purpose with profit.

"USG's team has a combination of top talent and clear sense of purpose," said PSI Chairman and CEO Christopher Thorne. "We look forward to working together with USG on our shared objectives to drive continued growth as we further PSI's mission."

About Powermers Smart Industries, Inc.

Powermers Smart Industries, Inc. (PSI) is a category-creator that has established a unique Supply-Chain-as-a-Service business model to transform the commercial transportation and industrial equipment markets on a global scale. As a solutions integrator, PSI has formed a network of industry partnerships with manufacturers and technology services to offer its customers a comprehensive suite of solutions across the entire value chain with a large and growing fulfillment capacity. PSI is headquartered in the New York City and has global reach with offices in Asia and Europe. Please connect with PSI at www.powermers.com.

About Unified State Group

Unified State Group (USG) is a leading global economic development, impact investment, and strategic advisory firm dedicated to driving digital, energy, and economic transformation. USG offers comprehensive solutions and expert guidance to empower communities and foster sustainable development. USG is headquartered in Atlanta, GA. Visit us at www.unifiedstategroup.com.

Forward-Looking Statements

Information in this press release contains statements which may be deemed or construed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "forecast", "anticipate", "estimate", "project", "intend", "expect", "should", "believe", and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve, and are subject to known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. All forward-looking statements attributable to the Company herein are expressly qualified in their entirety by the above mentioned cautionary statement. The Company disclaims any obligation to update forward-looking statements contained herein.

Additional Information about PSI

PSI is party to a business combination agreement with OCA Acquisition Corp. (OCA), a special purpose acquisition company. In connection with the business combination between PSI and OCA contemplated by the business combination agreement (Business Combination), PSI has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 (Registration Statement), which includes a preliminary proxy statement/prospectus. Investors and security holders of OCA are advised to read the Registration Statement, including the preliminary proxy statement/prospectus and, when available, the definitive proxy statement prospectus included therein, as these materials will contain important information about OCA, PSI and the Business Combination. PSI’s and OCA’s stockholders will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by OCA or PSI, as applicable through the website maintained by the SEC at www.sec.gov, or by directing a request to OCA Acquisition Corp., 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105 or by telephone at (212) 201-8533 or Powermers Smart Industries, Inc., 110 East 25th Street, New York, New York 10010 or by telephone at (212) 335-0088.

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Powermers Smart Industries, Inc.

contact@powermers.com

Unified State Group

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